                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                          James J.C. Haynes, Treasurer
                          Maui Arts & Cultural Center
                                  P.O. Box 338
                           Kahului Hawaii 96732-0338
                                 (808) 242-2787

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 21, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         Note:  Six copies of this statement,
                  including all exhibits, should be filed with the
                Commission.  See Rule 13d-1(a) for other parties to
                             whom copies are to be sent.

                           (Continued on following pages)

                               (Page 1 of 10 Pages)

CUSIP No. 69-111-10-9                    13D                 Page 2 of 10 Pages



     1     NAME OF PERSON
           MAUI ARTS & CULTURAL CENTER
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           99-0222998

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           HAWAII

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,073,376
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        2,100

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

         GENERAL. This Schedule 13D is filed by Maui Arts & Cultural Center (the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Maui Arts & Cultural Center

                 b. Business address: Maui Central Park, Kahului Beach Road, Kahului, Hawaii 96732

                 c. The Filing Person is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       Hawaii

Masaru Pundy Yokouchi is the president of the Filing Person. He is a real estate broker at Valley Isle Realty. His principal business address is P.O. Box 1110, Wailuku, Hawaii 96793

Gary Salenger, M.D. is the vice president of the Filing Person. He is a doctor of dermatology. His principal business address is 2180 Main Street, Wailuku, Hawaii 96793.

James J.C. Haynes is the treasurer of the Filing Person. He is the president and owner of Maui Petroleum. His principal business address is P.O. Box 1566, Kahului, Hawaii 96732.

Janet Allan is the secretary of the Filing Person. She is an arts activist and homemaker. Her principal address is RR1, P.O. Box 428, Kula, Hawaii 96790.

Elizabeth Ayson, Ph.D. is a member of the Board of Directors of the Filing Person. She is a school principal. Her principal business address is 782 Wailupe Drive, Wailuku, Hawaii, 96793

John C. Baldwin is a member of the Board of Directors of the Filing Person. He is the president and owner of Haleakala Storage & Transfer, Inc. His principal business address is P.O. Box 1679, Makawao, Hawaii 96768.

Tonia Baney is a member of the Board of Directors of the Filing Person. She is an arts administrator. Her principal business address is 1627 South Alaniu Place, Kihei, Hawaii 96753.

Judy Bisgard is a member of the Board of Directors of the Filing Person. She is an arts activist and homemaker. Her principal address is Rural Route 1, P.O. Box 682, Kula, Hawaii, 96790.

Frank Blackwell, Sr. is a member of the Board of Directors of the Filing Person. He is a marketing consultant at Pacific Marketing. His principal business address is P.O. Box 1645, Kihei, Hawaii, 96753.

Richard F. Cameron is a member of the Board of Directors of the Filing Person. He is a general manager at Hawaiian Commercial & Sugar Company. His principal business address is P.O. Box 266, Puunene, Hawaii 96784.

Janis Casco is a member of the Board of Directors of the Filing Person. She is a general manager at Whaler Condominium. Her principal business address is at P.O. Box 1585, Lahaina, Hawaii 96761.

Avery Chumbley is a member of the Board of Directors of the Filing Person. He is the president of Wailuku Agribusiness. His principal business address is P.O. Box 520, Wailuku, Hawaii 96793.

Cynthia Conrad is a member of the Board of Directors of the Filing Person. She is a graphic artist. Her principal business address is at 34 Hiwalani Loop, Pukalani, Hawaii, 96768.

John Decker is a member of the Board of Directors of the Filing Person. He is the president of Rainsong Graphite Guitars. His principal business address is 307 S. Alu Road, Wailuku, Hawaii 96793.

J. Kalani English is a member of the Board of Directors of the Filing Person. He is a legislative aid. His principal business address is P.O. Box 267, Hana, Hawaii 96718.

Honey Bun Haynes is a member of the Board of Directors of the Filing Person. She is a homemaker. Her principal address is 510 Olinda Road, Makawao, Hawaii 96768.

Mary Hieb is a member of the Board of Directors of the Filing Person. She is a real estate broker with Maui Land Company. Her principal business address is P.O. Box 1151, Puunene, Hawaii, 96708.

Tom Jezierny is a member of the Board of Directors of the Filing Person. He is the president of Maui Electric Company. His principal business address is P.O. Box 398, Kahului, Hawaii 96732.

Jim Judge is a member of the Board of Directors of the Filing Person. He is an attorney. His principal business address is P.O. Box 1268, Wailuku, Hawaii, 96793

William Kennison is a member of the Board of Directors of the Filing Person. He is a labor union leader. His principal business address is 896 Lower Main Street, Wailuku, Hawaii 96793

Gaylord Kubota is a member of the Board of Directors of the Filing Person. He is a director of the A & B Sugar Museum. His principal business address is P.O. Box 931, Puunene, Hawaii 96784.

Carl Lindquist is a member of the Board of Directors of the Filing Person. He is a marketing consultant. His principal business address is P.O. Box 507, Hana, Hawaii 96713

Michael H. Lyons, II is a member of the Board of Directors of the Filing Person. He is Senior Vice President of the Bank of Hawaii. His principal business address is P.O. Box 68, Kahului, Hawaii 96732.

Jack Naiditch is a member of the Board of Directors of the Filing Person. He is an attorney. His principal business address is 24 N. Church Street, #407, Wailuku, Hawaii 96793.

Clyde Sakamoto is a member of the Board of Directors of the Filing Person. He is the provost of Maui Community College. His principal business address is 310 Kaahumanu Avenue, Kahului, Hawaii 96732.

Norb F. Schaefer, Jr. is a member of the Board of Directors of the Filing Person. He is president of Schaefer Investments. His principal business address is P.O. Box 1369, Carmel, Indiana 46032

J.P. Schmidt is a member of the Board of Directors of the Filing Person. He is corporate counsel for the County of Maui. His principal business address is 200 S. High Street, Wailuku, Hawaii 96793.

Jenai Wall is a member of the Board of Directors of the Filing Person. She is president of Foodland Super Market. Her principal business address is P.O. Box 22099, Honolulu, Hawaii 96823

Roy R. Yonahara is a member of the Board of Directors of the Filing Person. He is an executive director of Maui Okinawan Cultural Center. His principal business address is 1129 E. Main Street, PH602, Wailuku, Hawaii 96793.

         All of the above-mentioned individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 2,100 shares of the Common Stock, representing approximately .03% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported by the Company's Form 10-Q for the quarterly period ended June 30, 1995.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of the Common Stock held by the parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, 1986, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of September 21, 1995 by and between the Filing Person and the Company.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995                     Maui Arts & Cultural Center


                                              By:  /s/ James J.C. Haynes
                                                 ----------------------------
                                              Name:  James J.C. Haynes
                                              Title: Treasurer

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


           In consideration of the transfer to Maui Arts & Cultural Center (the "Transferee") of 2,100 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                              Maui Arts & Cultural Center
                                              (Name of Transferee)


                                              By: /s/ James J.C. Haynes
                                                 ----------------------------
                                                 Treasurer



Executed as of the 21st day of September, 1995.

                                              Outlet Communications, Inc.


                                              By:
                                                 ----------------------------



                                      E-1